Filed Pursuant To Rule 433

Registration No. 333-209926

June 1, 2016

Asset TV Interview with Greg Collett of The World Gold Council

25 May 2016

[RECORDING BEGINS]

Greg Collett: As you’re touching on, gold is up about 20 per cent year-to-date. I think the main thing driving it is low-to-negative interest rates around the world. And so a stat I find absolutely fascinating is that roughly half the sovereign debt in the world right now is carrying a negative real interest rate, and when that happens it is natural for investors to say, “Maybe I don’t want so much money in bonds. Maybe I’m going to put more of it in gold to help diversify my portfolio.”

Interviewer: What’s the #1 risk to gold prices in 2016?

Greg: I think that changing that low to negative interest rate environment, and it is not just the Fed. I think we tend to focus too much on the US when we are in the US, but you know gold is a worldwide commodity and it is driven by interest rates around the world. So until we would see the Fed raising interest rates, European banks raising, Central banks raising interest rates, the Bank of Japan raising interest rates, I think this environment sticks around and in my view it sticks around for a long time.

Interviewer: What is the best way for investors to access the commodity?

Greg: There are many ways to get access to gold. Obviously we sponsor GLD, the SPDR Gold ETF, with about 34 billion under management, it’s a very cost-effective convenient way to get access to gold and I am partial to that because we sponsor it. But, you know you can also buy physical gold if you just rather have physical gold for any number of reasons. Mining equities, mining company equities, is another way to get access; it’s a slightly different investment than buying GLD, but all of them they’re going to give you participation in any upside of gold.

Interviewer: What will gold prices look like by the end of the year?

Greg: I hate to give price predictions because people tend to look foolish after they do that, but two things: One, again, I just don’t see the current interest rate environment changing. Also, in my view, the best use of gold in your portfolio is not to try to look at it in isolation and pick where the price is going to be at some point in the future. It’s rather to say historically gold is not real well correlated with equities, it’s a good diversifier for your stock and bond portfolio. So if you’re mixing it in there, you get away from having to play this game of exactly what price is it going to be at and you can make a much more reliable bet that you’re going to get diversification.

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